THE UNITS REFERENCED IN THIS AGREEMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. WITHOUT SUCH REGISTRATION, THE UNITS MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED, EXCEPT ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE BOARD OF MANAGERS THAT REGISTRATION IS NOT REQUIRED FOR THE TRANSFER, OR SUCH OTHER EVIDENCE SATISFACTORY TO THE MANAGER THAT THE TRANSFER IS NOT IN VIOLATION OF THESE SECURITIES LAWS. THE SALE, PLEDGE, OR OTHER TRANSFER OF UNITS IS ALSO SUBJECT TO THE RESTRICTIONS SET FORTH IN THIS AGREEMENT.

GLOBAL COMPOSITE PIPING SOLUTIONS, LLC

SERIES SEED PREFERRED UNIT PURCHASE AGREEMENT

The undersigned understands that the Company is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "Form C") and the Offering Statement, which is included therein (the "***Offering Statement***").

This Series Seed Preferred Unit Purchase Agreement (this "***Agreement***"), is made as of [EFFECTIVE DATE] by and among Global Composite Piping Solutions, LLC, a Texas limited liability company (the "***Company***"), and [ENTITY NAME], a series of Wefunder SPV, LLC, a Delaware limited liability company (the "***Purchaser***"). The Purchaser is interested in making an investment in the Company. In connection with the foregoing, the Purchaser has received the Form C and the Offering Statement pursuant to which the Company is offering shares of the Company's Series Seed Preferred Units.

The parties hereby agree as follows:

1. ***Purchase and Sale of Preferred Units.***

1.1. ***Sale and Issuance of Preferred Units.***

(a) The Company shall execute and deliver to the Purchaser, on or before the Closing (as defined below) the Amended and Restated Company Agreement dated as of June 17, 2022 in the form of **Exhibit A** attached to this Agreement (the "***Company Agreement***").

(b) Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase and the Company agrees to issue to the Purchaser at Closing, up to a maximum of 5,000,000 units of the Company's Series Seed Preferred Units, (the "***Series Seed Preferred Units***"), at a purchase price of $1.00 per Unit. The Series Seed Preferred Units issued to the Purchaser pursuant to this Agreement are referred to herein as the "***Preferred Units***."

1.2. ***Closing; Delivery.***

(a) The purchase and sale of the Preferred Units shall take place remotely via the exchange of documents and signatures on the date set forth above, or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "***Closing***"). In the event there is more than one closing, the term "***Closing***" shall apply to each such closing unless otherwise specified.

(b) At the Closing, (i) the Purchaser shall deliver payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company and (ii) a signature page to the Company Agreement.

(c)   At Closing, the Purchaser must become a party to this Agreement by executing and delivering a counterpart signature page.

1.3.   *Sale of Additional Units of Preferred Units*.

(a)   If fewer than 5,000,000 of the Series Seed Preferred Units are sold at the Closing, then the undersigned understands that the Company may terminate the Offering and sell, on the same terms and conditions as those contained in this Agreement, such remaining Series Seed Preferred Units to other purchasers as approved by the Company in its sole discretion.

1.4.   *Defined Terms Used in this Agreement*. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a)   "*Act*" means the Texas Business Organizations Code.

(b)   "*Affiliate*" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person or any venture capital fund or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisors of, or shares the same management company or investment adviser with, such Person.

(c)   "*Code*" means the Internal Revenue Code of 1986, as amended.

(d)   "*Company Intellectual Property*" means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and in any and all such cases as are necessary to the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(e)   "*Key Employee*" means any executive-level employee.

(f)   "*Knowledge*" including the phrase "*to the Company's knowledge*" shall mean the actual knowledge of the following officers: Terry Shafer and Doug Jones.

(g)   "*Manager*" means the sole manager of the Company as defined in the Company Agreement.

(h)   "*Material Adverse Effect*" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, or property of the Company.

(i)   "*Person*" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(j)   "*Securities Act*" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(k)   "*Units*" means The Preferred Units, together with the Common Units, making up all of the capital units of the Company.

2.   ***Representations and Warranties of the Company***. The Company hereby represents and warrants to the Purchaser that, except as set forth on the Disclosure Schedule attached as **Exhibit B** to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Closing, except as otherwise indicated. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Section 2, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Section 2 to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

2.1.   ***Organization, Good Standing, Power and Qualification***. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas and has all requisite limited liability company power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2.   ***Capitalization***.

(a)   The authorized capital of the Company consists, immediately prior to the Closing, of:

(i)   100,000,000 common units (the "***Common Units***"), all of which are issued and outstanding immediately prior to the Closing. All of the outstanding Units of Common Units have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

(ii)   5,000,000 Series Seed Preferred Units, none of which are issued and outstanding immediately prior to the Closing. The rights, privileges and preferences of the Preferred Units are as stated in the Company Agreement and as provided by the Act.

(b)   There are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any units of Common Units or Preferred Units, or any securities convertible into or exchangeable for units of Common Units or Preferred Units.

(c)   The Company has never adjusted or amended the exercise price of any Unit options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. Except as set forth in the Company Agreement, the Company has no obligation (contingent or otherwise) to purchase or redeem any of its Units.

(d)   The Company has obtained valid waivers of any rights by other parties, if any, to purchase any of the Units covered by this Agreement.

2.3.   ***Subsidiaries***. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4.   ***Authorization***. All corporate action required to be taken by the Manager and the Company's Unitholders in order to authorize the Company to enter into this Agreement, and to issue the Preferred Units at the Closing and the Common Units issuable upon conversion of the Preferred Units, has been taken or will be taken prior to the Closing. All action on the part of the officers of the Company necessary for the execution and delivery of this Agreement, the performance of all obligations of the Company under this Agreement to be performed as of the Closing, and the issuance and delivery of the Preferred Units has been taken or will be taken prior to the Closing. This Agreement when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5. *Valid Issuance of Preferred Units*.

(a) The Preferred Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Purchaser. Assuming the accuracy of the representations of the Purchaser in Section 3 of this Agreement, the Preferred Units will be issued in compliance with all applicable federal and state securities laws. The Common Units issuable upon conversion of the Preferred Units has been duly reserved for issuance, and upon issuance in accordance with the terms of the Company Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by the Purchaser. Assuming the accuracy of the representations of the Purchaser in Section 3 of this Agreement, the Common Units issuable upon conversion of the Preferred Units will be issued in compliance with all applicable federal and state securities laws.

2.6. *Governmental Consents and Filings*. Assuming the accuracy of the representations made by the Purchaser in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for any filings pursuant to applicable federal and state securities laws, which have been made or will be made in a timely manner.

2.7. *Litigation*. There is no claim, action, suit, proceeding, arbitration, complaint, charge or, to the Company's knowledge, investigation pending or to the Company's knowledge, currently threatened in writing (i) against the Company or any officer or Key Employee of the Company arising out of their employment with the Company; or (ii) to the Company's knowledge, that questions the validity of this Agreement or the right of the Company to enter into it, or to consummate the transactions contemplated by this Agreement. Neither the Company nor, to the Company's knowledge, any of its officers or Key Employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers or Key Employees, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company's employees, their services provided in connection with the Company's business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

4

2.8.   *Intellectual Property*.

(a)   The Company has not received any written communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person.

(b)   To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party.

(c)   Other than with respect to commercially available software products under standard end-user object code license agreements and agreements for the sale or license of the Company's products or services in the ordinary course of business, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person.

(d)   The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company's business.

(e)   Each employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company's business as now conducted and as presently proposed to be conducted and all intellectual property rights that he, she or it solely or jointly conceived, reduced to practice, developed or made during the period of his, her or its employment or consulting relationship with the Company that (i) relate, at the time of conception, reduction to practice, development, or making of such intellectual property right, to the Company's business as then conducted or as then proposed to be conducted, (ii) were developed on any amount of the Company's time or with the use of the Company's equipment, supplies, facilities or information or (iii) resulted from the performance of services for the Company.

(f)   The Company has not embedded, used or distributed any open source, copyleft or community source (including but not limited to any libraries or code, software, technologies or other materials that are licensed or distributed under any General Public License, Lesser General Public License or similar license arrangement or other distribution model described by the Open Source Initiative at www.opensource.org, collectively "*Open Source Software*") in connection with any of its products or services that are generally available or in development in any manner that would materially restrict the ability of the Company to protect its proprietary interests in any such product or service or in any manner that requires, or purports to require (i) any Company Intellectual Property (other than the Open Source Software itself) be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (ii) any restriction on the consideration to be charged for the distribution of any Company Intellectual Property; (iii) the creation of any obligation for the Company with respect to Company Intellectual Property owned by the Company, or the grant to any third party of any rights or immunities under Company Intellectual Property owned by the Company; or (iv) any other limitation, restriction or condition on the right of the Company with respect to its use or distribution of any Company Intellectual Property.

(g)   No government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any Company Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect Company's rights in the Company Intellectual Property.

2.9.   ***Compliance with Other Instruments***. The Company is not in violation or default (i) of any provisions of its Company Agreement, (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, or (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (v) to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company, the violation of which would have a Material Adverse Effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10.   ***Agreements; Actions***.

(a)   Except for this Agreement and Section 2.10 of the Disclosure Schedule, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $75,000, or (ii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products.

(b)   The Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its Units, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $50,000 or in excess of $100,000 in the aggregate, (iii) made any loans or advances to any Person, other than ordinary advances for business expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the grant of non-exclusive licenses or in the ordinary course of business. For the purposes of (a) and (b) of this Section 2.10, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such section.

(c)   The Company is not a guarantor or indemnitor of any indebtedness of any other Person.

2.11.   ***Certain Transactions***.

(a)   Other than (i) standard employee benefits generally made available to all employees, (ii) standard director and officer indemnification agreements approved by the Manager, (iii) the purchase of Units of the Company's Units and the issuance of options to purchase Units of the Company's Common Units, in each instance, approved in writing by the Manager (previously provided to the Purchaser or their respective counsel), and (iv) standard employee offer letters, consulting or independent contractor agreements, and Confidential

Information Agreements (as defined below), there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, consultants or Key Employees, or any Affiliate thereof.

(b)   The Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of the Company's directors, officers or employees, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company.

2.12.   ***Rights of Registration and Voting Rights***. The Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To the Company's knowledge, no Unitholder of the Company has entered into any agreements with respect to the voting of Units of the Company.

2.13.   ***Property***. The property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance with such leases and, to its knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets. The Company does not own any real property.

2.14.   ***Financial Statements***. The Company has delivered to the Purchaser its unaudited financial statements as of May 31, 2022 (the "***Balance Sheet Date***") (collectively, the "***Financial Statements***"). The Financial Statements have been prepared in accordance with generally accepted accounting principles ("***GAAP***") applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes required by GAAP. The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to the Balance Sheet Date; (ii) obligations under contracts and commitments incurred in the ordinary course of business; and (iii) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements, which, in all such cases, individually and in the aggregate would not have a Material Adverse Effect. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

2.15.   ***Changes***. To the Company's knowledge, since the Balance Sheet Date there have been no events or circumstances of any kind that have had or could reasonably be expected to result in a Material Adverse Effect.

2.16.   ***Employee Matters***.

(a)   To the Company's knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee's ability to promote the interest of the Company or that would conflict with the Company's business. Neither the execution or delivery of this Agreement, nor the carrying on of the Company's business by the employees of the Company, nor the conduct of the Company's business as now conducted and as presently proposed to be conducted, will, to the Company's knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(b)   The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants or independent contractors. The Company has, to its knowledge, complied in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment, including those related to wages, hours, worker classification and collective bargaining. The Company has, to its knowledge, withheld and paid to the appropriate governmental entity or is holding for payment not yet due to such governmental entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(c)   To the Company's knowledge, no Key Employee intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as a Key Employee. The Company does not have a present intention to terminate the employment of any of the foregoing. The employment of each employee of the Company is terminable at the will of the Company. Except as set forth in Section 2.16(c) of the Disclosure Schedule or as required by law, upon termination of the employment of any such employees, no severance or other payments will become due. Except as set forth in Section 2.16(c) of the Disclosure Schedule, the Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

2.17.   *Tax Returns and Payments*. There are no federal, state, county, local or foreign taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid federal, state, county, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

2.18.   *Insurance*. The Company has in full force and effect insurance policies concerning such casualties as would be reasonable and customary for companies like the Company, with extended coverage, sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed.

2.19.   *Permits*. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could reasonably be expected to have a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

2.20.   *Corporate Documents*. The Company Agreement as of the date of this Agreement is in the form provided to the Purchaser.

2.21.   *Environmental and Safety Laws*. Except as could not reasonably be expected to have a Material Adverse Effect to the best of its knowledge (a) the Company is and has been in compliance with all Environmental Laws; (b) there has been no release or to the Company's knowledge threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste or petroleum or any fraction thereof (each a "***Hazardous Substance***"), on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company; (c) there have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local "superfund" site list or any other similar list of hazardous or toxic waste sites published by any governmental authority in the United States; and (d) there are no underground storage tanks located on, no polychlorinated biphenyls ("***PCBs***") or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws. The Company has made available to the Purchaser true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies and environmental studies or assessments, if any.

For purposes of this <u>Section 2.21</u>, "Environmental Laws" means any law, regulation, or other applicable requirement relating to (a) releases or threatened release of Hazardous Substance; (b) pollution or protection of employee health or safety, public health or the environment; or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

3.   ***Representations and Warranties of the Purchaser***. The Purchaser hereby represents and warrants to the Company, that:

3.1.   ***Authorization***. The Purchaser has full power and authority to enter into the Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.2.   ***Purchase Entirely for Own Account***. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Units to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Units.

3.3.   ***Disclosure of Information***. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Preferred Units with the Company's management and has had an opportunity to review the Company's facilities. The foregoing, however, does not limit or modify the representations and warranties of the Company in <u>Section 2</u> of this Agreement or the right of the Purchaser to rely thereon.

3.4.   ***Restricted Securities***. The Purchaser understands that the Preferred Units have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Preferred Units are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Preferred Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Preferred Units, or the Common Units into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Preferred Units, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5. *No Public Market*. The Purchaser understands that no public market now exists for the Preferred Units, and that the Company has made no assurances that a public market will ever exist for the Preferred Units.

3.6. *Legends*. The Purchaser understands that the Preferred Units and any securities issued in respect of or exchange for the Preferred Units, if issued in certificated form, may be notated with one or all of the following legends:

"THE SERIES SEED PREFERRED UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*ACT*"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT.

FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT BETWEEN THE COMPANY AND ITS MEMBERS, AS MAY BE AMENDED FROM TIME TO TIME (THE "LLC AGREEMENT"), A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

THE LLC AGREEMENT TO WHICH THESE SECURITIES ARE SUBJECT MAY PROVIDE FOR MANAGEMENT OF THE COMPANY IN A MANNER DIFFERENT THAN IN OTHER COMPANIES AND MAY SUBJECT A MEMBER TO CERTAIN OBLIGATIONS OR LIABILITIES NOT OTHERWISE IMPOSED ON MEMBERS IN OTHER COMPANIES."

(a) Any legend required by the securities laws of any state to the extent such laws are applicable to the Series Seed Preferred Units represented by the certificate, instrument, or book entry so legended.

3.7.   ***Foreign Investors***. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Preferred Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Preferred Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Preferred Units. The Purchaser's subscription and payment for and continued beneficial ownership of the Preferred Units will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.8.   ***Exculpation Among Purchasers***. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company.

3.9.   ***Residence***. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on the Signature Page hereto; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth in Section 6.6 hereto.

3.10.   ***Disqualification***. The Purchaser represents that neither the Purchaser, nor any person or entity with whom the Purchaser shares beneficial ownership of Company securities, is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act. The Purchaser also agrees to notify the Company if the Purchaser or any person or entity with whom the Purchaser shares beneficial ownership of Company securities becomes subject to such disqualifications after the date hereof (so long as the Purchaser or any such person beneficially owns any equity securities of the Company).

4.   ***Conditions to the Purchaser's Obligations at Closing***. The obligations of the Purchaser to purchase Preferred Units at the Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

4.1.   ***Representations and Warranties***. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of the Closing.

4.2.   ***Performance***. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Closing.

4.3.   ***Qualifications***. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Preferred Units pursuant to this Agreement shall be obtained and effective as of the Closing.

4.4.   ***Company Management***. As of the Closing, the sole manager of the Company, within the meaning of the Act, shall be GPCS Holdings, LLC.

4.5.   ***Company Agreement***. The Company shall have executed the Company Agreement on or prior to the Closing, which shall continue to be in full force and effect as of the Closing.

4.6.   ***Proceedings and Documents***. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser (or its respective counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

5. ***Conditions of the Company's Obligations at Closing***. The obligations of the Company to sell Preferred Units to the Purchaser at the Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1. ***Representations and Warranties***. The representations and warranties of the Purchaser participating in such Closing contained in <u>Section 3</u> shall be true and correct in all respects as of such Closing.

5.2. ***Performance***. The Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

5.3. ***Qualifications***. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Preferred Units pursuant to this Agreement shall be obtained and effective as of the Closing.

6. ***Miscellaneous***.

6.1. ***Survival of Warranties***. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and each Closing for one year from the date of such Closing.

6.2. ***Successors and Assigns***. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3. ***Governing Law***. This Agreement shall be governed by the internal laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any other state's laws.

6.4. ***Counterparts***. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5. ***Titles and Subtitles***. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6. ***Notices***.

(a) ***General***. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below in this Section 6.6 or to such e-mail address or other address as subsequently modified by written notice given in accordance with this <u>Section 6.6</u>. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Attn: Brian Fenske, Norton Rose Fulbright US LLP, 1301 McKinney St., Suite 5100, Houston, Texas 77024; or brian.fenske@nortonrosefulbright.com. If notice is given to the Purchaser, it shall be sent to Wefunder Portal, LLC at 1885 Mission Street, San Francisco, CA 94103.

(b) *Consent to Electronic Notice*. The Purchaser does not consent to the delivery of any Unitholder notice pursuant to the DGCL by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto). All notifications to the Purchaser shall be made in accordance with Section 6.6(a) of this Agreement.

6.7. *Attorneys' Fees*. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of any of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.8. *Amendments and Waivers*. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company, and (i) the holders of a majority of the then-outstanding Units, and (ii) for an amendment, termination or waiver effected prior to the Closing, Purchasers obligated to purchase a majority of the Units to be issued at the Closing. Any amendment or waiver effected in accordance with this <u>Section 6.8</u> shall be binding upon the Purchasers and each transferee of the Units (or the Common Units issuable upon conversion thereof), each future holder of all such securities, and the Company.

6.9. *Severability*. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.10. *Delays or Omissions*. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.11. *Entire Agreement*. This Agreement (including the Exhibits hereto), the Company Agreement and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.12. ***Termination of Closing Obligations***. The Purchaser shall have the right to terminate its obligations to complete a Closing if prior to the occurrence thereof, any of the following occurs:

(a) the closing of an initial public offering of the Company, in which case the Purchasers may terminate their obligations hereunder immediately prior to, or contingent upon, such closing; or

(b) the Company (i) applies for or consents to the appointment of a receiver, trustee, custodian or liquidator of itself or substantially all of its property, (ii) becomes subject to the appointment of a receiver, trustee, custodian or liquidator of itself or substantially all of its property, (iii) makes an assignment for the benefit of creditors, (iv) institutes any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, or files a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or files an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, or (v) becomes subject to any involuntary proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, when proceeding is not dismissed within thirty (30) days of filing, or have an order for relief entered against it in any proceedings under the United States Bankruptcy Code.

6.13. ***Investment Limits***. Unless the Purchaser is an accredited investor, as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act, the following investment limitations apply:

(a) If the Purchaser's net worth or annual income is less than $107,000, the amount Purchaser is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, must be either less than (a) 5% of the lower of Purchaser's annual income or net worth, or (b) $2,200; or

(b) If both the Purchaser's net worth and annual income are equal to or more than $107,000, then the amount Purchaser is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, must be less than 10% of the lower of its annual income or net worth, and cannot exceed $107,000.

6.14. ***Dispute Resolution***. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal or state courts located in the State of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal or state courts located in the State of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-

ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL

Each party will bear its own costs in respect of any disputes arising under this Agreement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the federal or state courts of the State of Delaware having subject matter jurisdiction.

6.15. ***No Commitment for Additional Financing***. The Company acknowledges and agrees that no Purchaser has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Preferred Units as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (i) no statements, whether written or oral, made by any Purchaser or its representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by any Purchaser or its representatives, and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Purchaser and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. The Purchaser shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__ .

Number of Shares: __[SHARES]__

Aggregate Purchase Price: __$[AMOUNT]__

COMPANY:

Global Composite Piping Solutions, LLC

Founder Signature

Name: __[FOUNDER_NAME]__

Title: __[FOUNDER_TITLE]__

Read and Approved (For IRA Use Only):

SUBSCRIBER:

By: _____

By: *Investor Signature* _____

Name: __[INVESTOR NAME]__

Title: __[INVESTOR TITLE]__

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

EXHIBIT A

Company Agreement

EXHIBIT B

Disclosure Schedules

Section 2.10

The Managing Member has been accruing and capitalizing expenses for the benefit of the Company. These start-up expenses will be expensed or amortized in the future to reduce the tax obligation of the Members. These start-up expenses are included on the Company's income statement and balance sheet and an accounts payable has been recorded to the Managing Member for reimbursement for these expenses.